UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	FOR ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-08454
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACCO Brands Corporation 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

Financial Statements and Exhibits:
(a)	Financial Statements:
ACCO Brands Corporation 401(k) Plan
Report of Independent Registered Public Accounting Firm.
Statement of Net Assets Available for Benefits as of December 31, 2005.
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4; — Schedule of Assets (Held at End of Year) as of December 31, 2005.
(b)	Exhibits:
23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC

ACCO BRANDS CORPORATION 401(k) PLAN
Lincolnshire, IL
FINANCIAL STATEMENTS
December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Plan participants of the
ACCO Brands Corporation 401(k) Plan
ACCO Brands Corporation
Lincolnshire, Illinois
RE: ACCO Brands Corporation 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (“the Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period from August 16, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the period from August 16, 2005 (date of inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Oak Brook, Illinois
May 22, 2006

ACCO BRANDS CORPORATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2005

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005

ASSETS
Investment in ACCO Brands Corporation Master Retirement Trust (Notes 2 and 6)	$126,652,398

NET ASSETS AVAILABLE FOR BENEFITS	$126,652,398

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period from August 16, 2005 (date of inception) through December 31, 2005

Additions to net assets attributed to:
Net investment gain from the ACCO Brands Corporation Master Retirement Trust	$2,439,662
Contributions
Employee	1,711,824
Employer	964,424
Rollovers	324,801

Total additions	5,440,711

Deductions from net assets attributed to:
Benefits paid to participants	4,010,430
Administrative fees	1,346

Total deductions	4,011,776

Increase in net assets prior to transfer in	1,428,935

Transfers to the Plan (Note 1)	125,223,463

Net increase	126,652,398

Net assets available for benefits
Beginning of period	—

End of period	$126,652,398

See accompanying notes to financial statements.

ACO BRANDS CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.
General: ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO, ACCO Brands USA LLC, or Day-Timers, Inc. who are paid on a salaried, hourly or commission basis. Hourly employees at the Boone facilities of ACCO Brands USA LLC, employees covered by a collective bargaining agreement, and General Binding Corporation employees are not eligible to participate. Employees scheduled to work twenty hours or more per week are immediately eligible to participate. Employees scheduled to work less than twenty hours per week are eligible after one year of service as defined by the Plan. As a result of the spin-off of ACCO Brands Corporation by Fortune Brands, Inc. the assets and liabilities of ACCO participants in the Fortune Brands Retirement Savings Plan (“Prior Plan”) in the amount of $125,223,463 were transferred to this Plan on August 19, 2005. Each employee who was a participant in the Prior Plan immediately prior to the spin-off of ACCO Brands Corporation by Fortune Brands, Inc. will continue to be a participant in this Plan provided he/she remains an employee.
The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The financial statements present the net assets available for plan benefits as of December 31, 2005 and the changes in net assets available for plan benefits for the period August 16, 2005 through December 31, 2005. The assets of the Plan are included in a pool of investments known as the ACCO Brands Corporation 401(k) Plan Master Trust (“the Master Trust”), along with the assets of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees. The Master Trust investments are administered and held by the Fidelity Management Trust Company. Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions under the Plan.
Significant features of the Plan are as follows:
Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $14,000 in 2005. In addition, participants over 50 years of age may elect up to 25% of eligible compensation as an additional unmatched, pre-tax catch-up contribution which was limited by the Code to $4,000 in 2005.
(Continued)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation. Highly compensated employees (total compensation in 2005 of $95,000 or more) pre-tax and after-tax contributions, or any combination, cannot exceed 15% of eligible compensation.
In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants’ who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.
New hires who do not decline enrollment in the Plan within 60 days after first becoming eligible to the join the plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the employee’s pay and invested in the Fidelity Freedom Fund designed for the employee’s age group.
The Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code.
The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.
Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, (b) the Plan’s earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.
Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan, except that participants may not invest new contributions in the Fortune Brands Stock Fund or the Gallaher Stock Fund. In addition, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis, except participants cannot make any transfers into the Fortune Brands Stock Fund or the Gallaher Stock Fund. The Plan currently offers, in addition to the ACCO Brands Stock Fund, which consists of ACCO Brands Corporation common stock and cash equivalents, twenty-four mutual funds as investment options for participants.
(Continued)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. 100% vesting in the Company matching contributions, as well as any investment earnings attributable to Company matching contributions, occurs after one year of service.
Participants who have a profit sharing account from the Prior Plan will be vested based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%
The Plan does not provide for any profit sharing contributions. In addition, participants become 100% vested in the Company matching contributions and profit sharing contributions upon the earlier to occur of: involuntary termination; permanent disability; age 65; death; or plan termination.
Participant Loans: Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $1,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.
A new loan cannot be applied for until the prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate as of the last business day of the prior month at the time the loan is made, as published on the internet site of the Federal Reserve Bank. Each loan must be collateralized by a portion of the participant’s account balance and documented by a written obligation payable to the trustee which is invested in the loan fund. Repayment is made by payroll deduction. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.
(Continued)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
Forfeitures: Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. There were no forfeitures during the period ended December 31, 2005.
Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59-1/2. Distributions and withdrawals are recorded when paid.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ACCO Brands Corporation may terminate the Plan at any time subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investment in the Master Trust is presented at fair value which has been determined by the Trustee based on fair value of the underlying investments of the Master Trust. The Master Trust’s investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.
The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in the market value of investments on a monthly basis.
(Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Administrative Expenses: Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses. Loan administration and certain partial in-service withdrawal fees are paid by the employee.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.
Risks and Uncertainties: The Master Trust, in which the Plan holds an interest, invests in registered investment companies and various other securities. These underlying investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Payments of Benefits: Benefits are recorded when paid.
NOTE 3 — TAX STATUS
The plan administrator intends to submit the Plan and any amendment thereto to the Internal Revenue Service (“IRS”) in accordance with IRS procedures and to request a favorable determination letter as to the Plan’s qualified status under applicable sections of the Code. Although the Plan has not yet received a favorable determination letter, the plan administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial date.
NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ACCO Brands Corporation pays certain professional fees for the administration and audit of the Plan.
(Continued)

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS (Continued)
Certain underlying Plan investments included in the Plan’s interest in the Master Trust are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party in interest investment. At December 31, 2005, the value of the ACCO stock was $1,037,012 and the number of shares held was 42,327. This reflects the total amount of the ACCO stock held in the Master Trust as the Plan holds the entire interest in the Master Trust investment.
Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1. These transactions qualify as party-in-interest transactions.
NOTE 5 — INVESTMENTS
The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 are as follows:

Investment in ACCO Brands Corporation Master Retirement Trust	$126,652,398
During the period ended December 31, 2005, the Plan’s investment in the Master Trust (including gains and losses on investments bought and sold, as well as held, plus interest and dividends) appreciated in value by $2,439,662.
NOTE 6 — MASTER TRUST INFORMATION
The Plan’s trust agreement permits the commingling of the Plan’s assets with those of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees in the Master Trust. The Trustee determines the Plan’s proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.
As of December 31, 2005, the Master Trust was trusteed by Fidelity Management Trust Company. The Plan’s interest in the total investment assets of the Master Trust was approximately 99.86% at December 31, 2005.
(Continued)

NOTE 6 — MASTER TRUST INFORMATION – (Continued)
The following table presents the net assets held by the Master Trust at December 31, 2005:

Non-interest-bearing cash	$185
Investments at fair market value:
Registered investment companies	101,078,926
Interest bearing cash	8,926,784
Common stock — corporate
ACCO Brands Corporation common stock	1,037,012
Other common stock	13,240,754
Participant loans	2,555,943

Total investments	126,839,419

Interest and dividends receivable	952

Administrative expenses payable and other liabilities	(10,255)

Net assets held by the Master Trust	$126,830,301

The following table presents the net appreciation in fair value of investments, interest income, and dividend income related to the Master Trust for the period ended December 31, 2005:

Net realized and unrealized (depreciation) in fair value:
ACCO Brands Corporation common stock	$(89,223)
Other common stock	(1,342,378)
Registered investment companies	(509,897)

Interest and dividend income:
ACCO Brands Corporation common stock	1,359
Registered investment companies	4,388,629

Total investment income of the Master Trust	$2,448,490

(Continued)

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

December 31, 2005
Assets available for benefits per the financial statements	$126,652,398
Deemed distributions for participant loans	(31,645)

Assets available for benefits per the Form 5500	$126,620,753

Period Ended
December 31, 2005
Benefits paid to participants per the financial statements	$4,010,430
Add: Deemed distribution of participant loans at end of year	31,645
Less: Deemed distribution of participant loans at beginning of year	(13,733)

Benefits paid to participants per the Form 5500	$4,028,342

NOTE 8 — SUBSEQUENT EVENT
The Plan was amended effective January 1, 2006, to: (1) provide for participation without a break in coverage for approximately 168 employees of General Binding Corporation (GBC) who became employees of the Company effective January 1, 2006; (2) provide for a transfer of the assets and liabilities of the affected GBC employees from the GBC 401(k) Plan to this Plan; and (3) provide full credit for service earned under the GBC 401(k) Plan for the affected GBC employees.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
Name of plan sponsor: ACCO Brands Corporation
Employer identification number: 36-2704017
Three-digit plan number: 001

(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
Participant Loans
*	Participant loans	4.00% — 11.00%	**	$2,547,918

$2,547,918

*	Denotes party-in-interest.

**	Participant-directed investment. Cost basis disclosure not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation 401(k) Plan
Administrative Committee

Date: June 27, 2006

	By:	/s/ Steven Rubin Steven Rubin, Senior Vice President, Secretary and General Counsel of ACCO Brands Corporation, Committee Member
INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company, LLC*

*	Filed herewith